UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-40280

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EPICQUEST EDUCATION GROUP
INTERNATIONAL LIMITED

(Translation of registrant’s name into English)

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200 N. St. Clair Street, Suite 100
Toledo, OH 43604
(Address of Principal Executive Office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Attached hereto as Exhibit 99.1 is a Notice of Annual Meeting of Shareholders and Proxy Statement of EpicQuest Education Group International Limited, with a form of proxy card.

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements of the Company on Forms S-8 (File No.: 333-258658 and 333-273948) and Forms F-3 (File No.: 333-288399, 333-291201, and 333-277859), to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Where to Find Additional Information

The Company is a foreign private issuer. As such, the proxy statement is not subject to review and comment by the Securities and Exchange Commission (the “SEC”). Shareholders are urged to carefully read the proxy statement, because it contains important information about the Company and the Annual Meeting of Shareholders. Copies of the proxy statement and other documents filed by the Company will be available at the website maintained by the SEC at www.sec.gov. Copies of such filings can also be obtained, without charge, by directing a request to EpicQuest Education Group International Limited, 200 N. St. Clair St., Suite 100, Toledo, OH 43604, Attention: Corporate Secretary.

Exhibit	Description
99.1	Notice of Annual Meeting of Shareholders, Proxy Statement and Form of Proxy Card.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

EpicQuest Education Group International Limited
	By:	/s/ Zhenyu Wu
Zhenyu Wu Chief Financial Officer
Date: March 27, 2026